UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 0-11330

Paychex, Inc. 401(k)

Incentive Retirement Plan

(Full title of the Plan)

Paychex, Inc.

911 Panorama Trail South

Rochester, NY 14625

(Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)

Index to Financial Statements, Schedule and Exhibit

Page No.
Signatures	1

Financial Statements

Report of Independent Registered Public Accounting Firm	2

Statements of Net Assets Available for Benefits as of December 31, 2021 and 2020	3

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2021 and 2020	4

Notes to Financial Statements	5

Supplemental Schedule

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	11

Exhibit

23.1 – Consent of Independent Registered Public Accounting Firm for report dated June 8, 2022

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

June 8, 2022:

PAYCHEX, INC. 401(k) INCENTIVE RETIREMENT PLAN
(Name of Plan)

/s/ Jacob W. Flaitz, Jr.
Jacob W. Flaitz, Jr.
401(k) Committee Member

Report of Independent Registered Public Accounting Firm

To the Paychex, Inc. 401(k) Incentive Retirement Plan Committee and Participants of the

Paychex, Inc. 401(k) Incentive Retirement Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Paychex, Inc. 401(k) Incentive Retirement Plan (the Plan) as of December 31, 2021 and 2020, the related statements of changes in net assets available for benefits for the years then ended and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021 and 2020, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan has determined it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2021 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

Respectfully Submitted,

/s/ Insero & Co. CPAs, LLP

Insero & Co. CPAs, LLP

Certified Public Accountants

We have served as the Plan’s auditor since the year ended December 31, 2013.

Rochester, New York

June 8, 2022

PAYCHEX, INC. 401(k) INCENTIVE RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

In Thousands

As of December 31,	2021	2020
Assets
Cash	$6,131	$4,570
Investments:
Paychex ESOP Stock Fund	268,430	190,587
American Funds EuroPacific Growth Fund	87,761	108,118
ClearCourse Group Variable Annuity	6,281	6,731
Columbia Short Term Bond Fund	—	18,915
Fidelity Balanced Fund — Class K	87,658	75,982
Fidelity Freedom 2005 — 2065 Funds — Class K	500,757	419,035
Fidelity Freedom Income Fund — Class K	3,142	2,937
Fidelity Government Money Market Fund	58,282	66,082
Fidelity International Index Fund	63,015	27,976
Fidelity Total Market Index Fund	84,044	49,419
Fidelity U.S. Bond Index Fund	97,593	99,841
Fidelity 500 Index Fund	208,855	173,564
Glenmede Small-Cap Equity Portfolio Fund	44,390	34,270
Harbor Capital Appreciation Fund	209,287	193,409
Invesco Growth and Income Fund	73,308	44,079
MFS Midcap Value Fund	54,633	65,682
Vanguard Short-Term Bond Index Fund	22,687	—
Vanguard S&P Mid-Cap 400 Index Fund	64,178	55,790
Vanguard S&P Small-Cap 600 Index Fund	68,840	41,377
Total investments	2,003,141	1,673,794

Notes receivable from participants	21,892	22,985
Net assets available for benefits	$2,031,164	$1,701,349

See accompanying notes to financial statements.

PAYCHEX, INC. 401(k) INCENTIVE RETIREMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

In Thousands

Year ended December 31,	2021	2020
Contributions:
Participant	$89,714	$84,633
Participant rollovers	15,546	11,002
Employer, net of forfeitures	33,487	18,465
Total contributions	138,747	114,100
Investment income:
Dividends and interest income	133,116	64,278
Net realized and unrealized appreciation in fair value of investments	197,474	182,849
Total investment income	330,590	247,127

Interest income on notes receivable from participants	1,122	1,426

Benefits paid to participants	(140,644)	(126,049)
Change in net assets available for benefits before transfers	329,815	236,604

Transfers from other qualified plans	—	42,893
Change in net assets available for benefits	329,815	279,497

Net assets available for benefits at beginning of year	1,701,349	1,421,852
Net assets available for benefits at end of year	$2,031,164	$1,701,349

See accompanying notes to financial statements.

PAYCHEX, INC. 401(k) INCENTIVE RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2021 and 2020

NOTE A. PLAN DESCRIPTION

The following brief description of the Paychex, Inc. (the “Company” or “Paychex”) 401(k) Incentive Retirement Plan (the “Plan”) is provided for general information purposes only. More complete information regarding the Plan’s provisions may be found in the Plan Document and Summary Plan Description.

General: The Plan is a defined contribution plan qualified under Sections 401(a) of the Internal Revenue Code (the “Code”), which includes provisions under Section 401(k) allowing an eligible participant to direct the employer to contribute a portion of the participant’s compensation to the Plan on a pre-tax and/or after-tax basis through payroll deductions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan was established on July 1, 1984 and has been restated or amended several times, the latest being in December 2020, to include legislative and other applicable regulatory developments, including safe harbor provisions, as well as to make other changes and enhancements to the Plan.

The Plan operates in part as an employee stock ownership plan (“ESOP”), which is designed to comply with Section 4975(e) and the regulations under the Code. It is not currently intended that the Plan be a leveraged ESOP, although the Plan permits the ESOP to borrow money to purchase ESOP stock if the employer should so elect at some future date. As of December 31, 2021 and 2020, all shares of ESOP stock are allocated to participant accounts. Under this ESOP feature, participants are able to receive dividends on their shares of Paychex common stock in the form of cash or have them reinvested into the Paychex ESOP Stock Fund (“ESOP Fund”).

Plan Administration: The Plan is administered by the Paychex, Inc. 401(k) Incentive Retirement Plan Committee (the “Plan Committee”), which is appointed by the Vice President, Chief Human Resources Officer and approved by the Board of Directors of Paychex. The Plan’s trustee and record keeper is Fidelity Management Trust Company (“Fidelity”), who is also the trustee for the ESOP Fund. Fidelity was responsible for the custody and management of the Plan’s assets for the periods noted.

Plan Amendments: The Plan was not amended in 2021. The Plan was amended three times during 2020 to update its safe harbor status, clarify rules for hardship withdrawals, and to accommodate the transfer of certain assets and liabilities from an immaterial business acquisition.

Plan Acquisitions: There were no material acquisitions in 2021. During 2020, approximately 1,300 participants of the Oasis Outsourcing Group Holdings, L.P. Retirement Savings Plan (the “Oasis Plan”) became participants in the Plan and Oasis Plan assets were transferred to the Plan. The increase in net assets available for benefits resulting from participant reinvestments and loan transfers into the Plan were approximately $40,589,000 and $1,014,000, respectively. The Company also made an immaterial business acquisition in 2020. The increase in net assets available for benefits resulting from participant reinvestments into the Plan related to this immaterial business acquisition was approximately $1,290,000.

Eligible Employees: All new employees of the Company and its participating subsidiaries are eligible to participate in the salary deferral portion of the Plan immediately. Employees must be employed for one year in which a minimum of 1,000 hours have been worked to be eligible to receive a Company matching contribution, when such matching contribution is in effect.

Contributions: Employees may contribute, on a pre-tax basis and/or on an after-tax basis, from 1% up to 50% of their compensation through payroll deductions in increments of 1%, subject to the limitations established by the Code. For the Roth 401(k), employees may only contribute on an after-tax basis, subject to these same limitations. The maximum allowable annual employee contribution to the Plan was $19,500 for calendar years ended December 31, 2021 and 2020. The Plan Committee may establish for any Plan year a contribution percentage limit for highly compensated employees that is less than 50%. Employees may also contribute amounts representing rollover distributions from other qualified defined benefit or defined contribution plans or individual retirement accounts.

The Company provides a matching contribution in the amount of 100% of the first 3% and 50% on the next 2% of eligible pay that an employee contributes to the Plan for a total matching contribution of 4%. The Company may also elect to make an additional discretionary contribution to the Plan but has not done so for 2021 and 2020. In response to the effects of the novel coronavirus (“COVID-19”) pandemic, the Company temporarily suspended its matching contribution effective July 31, 2020 through December 31, 2020. The Company’s matching contribution was reinstated on January 1, 2021 at the percentages in effect at the time of the temporary suspension.

Additionally, participants who are age 50 or older by the end of the calendar year are allowed to make an additional “catch-up” contribution on a pre-tax basis and/or on an after-tax basis. For the Roth 401(k), participants’ “catch-up” contributions can only be made on an after-tax basis. This contribution was limited to $6,500 in 2021 and 2020. The “catch-up” contributions are included in the match calculation, when such matching contribution is in effect, if the employee’s regular contribution is less than the allowable percentage of eligible pay.

Vesting: Participants are fully vested as to their elective contributions, rollover contributions, and company matching contributions, as well as any earnings or losses on those amounts. Within the ESOP Fund, dividends received are fully vested, regardless of years of service.

Participant Accounts: The trustee maintains an account for each participant, including participant-directed allocations to each investment fund. Each participant’s account is credited with the participant’s contribution and allocations of any employer contribution and Plan earnings, less loans and withdrawals. The investments under the Plan are 100% participant-directed. Plan participants can fully diversify their portfolios by choosing from any or all investment fund choices in the Plan. Transfers in and out of investment funds, including the ESOP Fund, are not restricted, with the exception of certain restricted trading periods for individuals designated as insiders as specified in the Paychex Insider Trading Policy. The Company matching contributions follow the same fund elections as the employee compensation deferrals.

Investment Options: As of December 31, 2021, participants may direct contributions in the following investment options:

Paychex ESOP Stock Fund
American Funds EuroPacific Growth Fund
Fidelity Balanced Fund — Class K
Fidelity Freedom 2005 — 2065 Funds — Class K
Fidelity Freedom Income Fund — Class K
Fidelity Government Money Market Fund
Fidelity International Index Fund
Fidelity Total Market Index Fund
Fidelity U.S. Bond Index Fund
Fidelity 500 Index Fund
Glenmede Small-Cap Equity Portfolio Fund
Harbor Capital Appreciation Fund
Invesco Growth and Income Fund
MFS Midcap Value Fund
Vanguard Short-Term Bond Index Fund
Vanguard S&P Mid-Cap 400 Index Fund
Vanguard S&P Small-Cap 600 Index Fund

Participants may choose to change their investment option choices and how their contributions are allocated to each fund chosen at any time. The Plan Committee regularly reviews performance, fees, and other key indicators of all investment options and may enter or exit funds at its discretion with the exception of the ESOP Fund.

ClearCourse Group Variable Annuity (“ClearCourse”) is an investment option that provides both guaranteed income at retirement with additional market growth opportunity based on the market performance of its underlying portfolio and it has no redemption restrictions. ClearCourse was frozen to new contributions and transfers into the fund in 2012.

Forfeited Accounts: Forfeited non-vested assets are used to reduce future employer contributions, when available. Approximately $26,000 in forfeitures were used in 2021 to reduce employer contributions. No forfeitures were used to reduce employer contributions in 2020. Forfeited balances not yet applied to reduce employer contributions as of December 31, 2021 and 2020 were not material to the financial statements.

Participant Loans: The Plan allows participants to borrow from a minimum of $1,000 up to a maximum equal to the lesser of 50% of their vested account balance or $50,000, reduced by the highest outstanding loan balance in the previous twelve months. Only one loan may be outstanding at any time. The rate of interest is the United States (“U.S.”) prime lending rate plus 1% at the time the loan is disbursed. Payroll deductions are required to repay the principal and interest on the loan generally within four and one-half years, except for loans used for the purchase of a principal residence, which are required to be repaid generally within nine and one-half years. Participant loans are subject to a one-time, non-refundable loan origination fee of $75, which is deducted from the participant’s account.

Withdrawals: Withdrawals for financial hardship are permitted provided they are for a significant and immediate financial need, meet the applicable hardship criteria as outlined in the Code, and the distribution is necessary to satisfy that need. Before requesting a hardship withdrawal, participants must exhaust all other eligible withdrawal options available in the Plan. One hardship withdrawal may be taken each calendar year. For actively employed Plan participants, the Plan also allows for: partial withdrawals of vested balances at age 59 1/2; withdrawals of rollover contributions made prior to April 15, 2002; and withdrawals of dividends on the participant’s shares of Paychex common stock in the ESOP Fund in the form of cash, if desired.

Payment of Benefits: Upon separation from employment, at retirement, or reaching the age of 59 1/2, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in their account, or annual installments over a fixed period of time.

Participants in ClearCourse may elect to receive their vested interest as follows: full lifetime retirement income guarantee at the age of 65 or older; reduced lifetime retirement income guarantee between the ages of 55 and 64; and forfeiture of the lifetime retirement income guarantee prior to age 55.

Voting and Tender Offer Rights on ESOP Stock: Each participant in the ESOP Fund is entitled to exercise voting rights on shares held in their account and also direct the ESOP trustee to tender their shares of ESOP Stock if an offer is made to purchase such shares. If the participant does not vote or indicate their preference with respect to a tender offer, the trustee will vote the participant’s shares and unallocated shares in the same proportion as the shares for which the trustee has received instructions.

Plan Termination: Although it has not expressed any intent to do so, the Company has the right under the Plan to permanently discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their account balances.

NOTE B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: The financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (“GAAP”).

Use of Estimates: The preparation of financial statements in conformity with GAAP requires the Plan Committee to make estimates, judgements and assumptions that affect the amounts reported in the financial statements and accompanying notes during the reporting period. Actual amounts and results could differ from these estimates.

Investment Valuation and Income Recognition: Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note C, Fair Value Measurements, for further discussion.

Purchases and sales of securities are recorded on a trade-date basis. Net realized gains or losses upon the sale of investments are based on their average cost. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Contributions: Contributions from the Company are accrued in accordance with the terms of the Plan. Participant contributions are recorded in the period the Company makes corresponding payroll deductions.

Notes Receivable from Participants: The principal amount of loans plus any unpaid accrued interest is reported as notes receivable from participants on the Statements of Net Assets Available for Benefits. Loans to participants have various maturity dates between January 2022 and December 2034 and interest rates range from 4.25% to 8.0%. Interest earned is recorded on an accrual basis as interest income on notes receivable from participants in the Statements of Changes in Net Assets Available for Benefits.

Payment of Benefits: Benefits are recorded when paid.

Administrative Expenses: Costs related to administering the Plan may be paid by the Company or the Plan. The Company paid approximately $363,000 and $326,000 in 2021 and 2020, respectively, in administrative expenses.

Recently Adopted Accounting Pronouncements: There were no recently adopted accounting pronouncements during 2021.

Recently Issued Accounting Pronouncements: Recent accounting pronouncements issued by the Financial Accounting Standards Board (“FASB”) (including technical corrections to the FASB’s Accounting Standards Codification), and the American Institute of Certified Public Accountants did not, or are not, expected to have a material effect on the Plan’s net assets available for benefits or changes in net assets available for benefits.

Subsequent Events: The Plan has evaluated subsequent events for potential recognition and/or disclosure through the date of issuance of these financial statements. No significant subsequent events have occurred requiring adjustments to the financial statements or disclosures, including any impacts related to the ongoing COVID-19 pandemic.

COVID-19 Update: The COVID-19 pandemic recently reached the two-year mark and the Plan's priority continues to be the health and safety of Plan participants and their investments. The overall recovery from the COVID-19 pandemic has been uneven and has presented many challenges, but as economic conditions have improved in 2021 the fair value of the Plan’s investment portfolio has increased. The fair values of the Plan’s individual investments have and will continue to fluctuate in response to changing market conditions, including those that may be the result of the COVID-19 pandemic.

The Plan continually evaluates the nature and extent of changes to market and economic conditions related to the COVID-19 pandemic and assesses the potential impacts on the Plan. Despite improving economic conditions, the emergence of vaccines and vaccine boosters, less virulent strains of COVID-19 such as the Omicron variant, and reduced positivity rates, the end of the COVID-19 pandemic is still uncertain. As such, the pandemic may continue to have an effect on the Plan, although the magnitude, duration, and full effects remain difficult to predict at this time.

On March 27, 2020 the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act” or the “Act”) was signed into law. The CARES Act allowed retirement plan participants to have greater access to their savings if they are impacted by COVID-19, as defined in the Act. The Plan adopted these provisions which generally expired on or about December 31, 2020.

NOTE C. FAIR VALUE MEASUREMENTS

The carrying value of cash approximates its fair value due to the short maturity of this financial instrument. Notes receivable from participants are valued at the principal amount plus accrued interest, which approximates fair value. Mutual funds and Paychex common stock, which is the sole investment in the ESOP Fund, are stated at their approximate fair value based on quoted market prices in active markets. The Annuity Fund, ClearCourse, is valued by Genworth Life and Annuity Insurance Company using the quoted market price of the underlying investments less applicable ClearCourse asset charges. The underlying investments are in the Janus Henderson Balanced T Share Class Fund.

The accounting standards related to fair value measurements include a hierarchy for information and valuations used in measuring fair value that is broken down into three levels based on reliability, as follows:

•
Level 1 valuations are based on quoted prices in active markets for identical instruments that the Plan has the ability to access.
•
Level 2 valuations are based on quoted prices for similar, but not identical, instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; or other significant observable inputs besides quoted prices.

•
Level 3 valuations are based on information that is unobservable and significant to the overall fair value measurement.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The Plan’s financial assets measured at fair value on a recurring basis were as follows:

	December 31, 2021
		Quoted	Significant
		prices in	other	Significant
	Carrying	active	observable	unobservable
	value	markets	inputs	inputs
In Thousands	(Fair value)	(Level 1)	(Level 2)	(Level 3)
Mutual funds	$1,728,430	$1,728,430	$—	$—
Paychex common stock	268,430	268,430	—	—
Annuity fund	6,281	—	6,281	—

	December 31, 2020
		Quoted	Significant
		prices in	other	Significant
	Carrying	active	observable	unobservable
	value	markets	inputs	inputs
In Thousands	(Fair value)	(Level 1)	(Level 2)	(Level 3)
Mutual funds	$1,476,476	$1,476,476	$—	$—
Paychex common stock	190,587	190,587	—	—
Annuity fund	6,731	—	6,731	—

NOTE D. RISKS AND UNCERTAINTIES

The Plan provides certain investments that are exposed to various risks, such as interest rate risk, credit risk, and market volatility risk. The Plan attempts to limit these risks by authorizing and offering participants a broad range of investment options that are invested in high quality securities or are offered and administered by reputable and known investment and insurance companies. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in values of investment securities will occur in the near term, and such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits and of the Statements of Changes in Net Assets Available for Benefits.

The Plan’s exposure to a concentration of risk is limited by the diversification of investments across 29 participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the ESOP Fund, which invests in a single security and cash.

NOTE E. RELATED PARTY TRANSACTIONS

The Plan’s holdings of Paychex common stock qualify as party-in-interest transactions. As of December 31, 2021, the Plan held 1,966,522 shares of Paychex common stock at a fair market value of $268,430,253. As of December 31, 2020, the Plan held 2,045,363 shares of Paychex common stock at a fair market value of $190,586,924.

Certain Plan investments are managed by Fidelity. Fidelity serves as trustee, recordkeeper, and custodian of the Plan and, therefore, transactions involving these investments qualify as party-in-interest transactions. The Plan allows participants to borrow from their vested account balance and notes receivable from participants also qualify as party-in-interest transactions. Costs related to administering the Plan are generally paid by the Company. Refer to Note B, Summary of Significant Accounting Policies, for additional information.

NOTE F. TAX STATUS

The Plan received a determination letter from the Internal Revenue Service (“IRS”) dated December 1, 2017, stating that the Plan, and amendments through January 16, 2017, is qualified under Section 401(a) and Section 4975(e) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Committee believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

The preparation of financial statements in conformity with U.S. GAAP requires the Plan Committee to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Committee has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2021, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. Therefore, the Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE G. RECONCILIATION OF FINANCIAL STATEMENTS TO IRS FORM 5500

The following is a reconciliation between the net assets available for benefits as reported in the financial statements to the net assets available for benefits as reported in IRS Form 5500 as of:

	December 31,
In Thousands	2021	2020
Net assets available for benefits – financial statements	$2,031,164	$1,701,349
Less: deemed distributions – defaulted loans	257	175
Net assets available for benefits – IRS Form 5500	$2,030,907	$1,701,174

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

(SCHEDULE H, LINE 4i – FORM 5500)

PAYCHEX, INC. 401(k) INCENTIVE RETIREMENT PLAN

EIN-16-1124166

PLAN 001

December 31, 2021

(Dollars, Units, and Shares in Thousands)

Identity of	Description of Investment Including Maturity
Party	Date, Rate of Interest, Collateral, Par or	Units/	Current
Involved	Maturity Value	Shares	Value

Fidelity*	Cash	—	$6,131
Fidelity*	Paychex, Inc. Common Stock	1,967	268,430
Fidelity*	American Funds EuroPacific Growth Fund	1,356	87,761
Fidelity*	ClearCourse Group Variable Annuity	233	6,281
Fidelity*	Fidelity Balanced Fund — Class K	2,886	87,658
Fidelity*	Fidelity Freedom 2005 Fund — Class K	167	2,105
Fidelity*	Fidelity Freedom 2010 Fund — Class K	136	2,136
Fidelity*	Fidelity Freedom 2015 Fund — Class K	374	4,867
Fidelity*	Fidelity Freedom 2020 Fund — Class K	1,220	20,294
Fidelity*	Fidelity Freedom 2025 Fund — Class K	3,033	46,582
Fidelity*	Fidelity Freedom 2030 Fund — Class K	3,370	65,110
Fidelity*	Fidelity Freedom 2035 Fund — Class K	3,975	67,260
Fidelity*	Fidelity Freedom 2040 Fund — Class K	6,688	81,455
Fidelity*	Fidelity Freedom 2045 Fund — Class K	5,783	80,618
Fidelity*	Fidelity Freedom 2050 Fund — Class K	5,129	72,216
Fidelity*	Fidelity Freedom 2055 Fund — Class K	2,486	40,422
Fidelity*	Fidelity Freedom 2060 Fund — Class K	1,097	16,288
Fidelity*	Fidelity Freedom 2065 Fund — Class K	105	1,404
Fidelity*	Fidelity Freedom Income Fund — Class K	265	3,142
Fidelity*	Fidelity Government Money Market Fund	58,282	58,282
Fidelity*	Fidelity International Index Fund	1,278	63,015
Fidelity*	Fidelity Total Market Index Fund	628	84,044
Fidelity*	Fidelity U.S. Bond Index Fund	8,146	97,593
Fidelity*	Fidelity 500 Index Fund	1,263	208,855
Fidelity*	Glenmede Small-Cap Equity Portfolio Fund	1,137	44,390
Fidelity*	Harbor Capital Appreciation Fund	2,077	209,287
Fidelity*	Invesco Growth and Income Fund	2,995	73,308
Fidelity*	MFS Midcap Value Fund	1,685	54,633
Fidelity*	Vanguard Short-Term Bond Index Fund	2,138	22,687
Fidelity*	Vanguard S&P Mid-Cap 400 Index Fund	168	64,178
Fidelity*	Vanguard S&P Small-Cap 600 Index Fund	163	68,840
Participants *	Participant loans **	—	21,892
			$2,031,164

* Represents party-in-interest

** Loans to participants have various maturity dates between January 2022 and December 2034 (interest at 4.25% to 8.0%).